EXHIBIT 11

COMPUTATION OF PRIMARY EARNINGS PER SHARE

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
                              1995                1994              1993

Net income                    $2,286,000          $2,750,000        $3,036,000


Shares:
Weighted average number of
shares of common stock
outstanding                   3,744,309           3,406,115         3,265,896



Shares assumed issued (less
shares assumed purchased for
treasury) on stock options    21,341              34,156            74,442



Outstanding shares for
primary earnings per share
calculation                   3,765,650           3,440,271         3,340,338


Earnings per
common share                   $0.61              $0.80             $0.91


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